SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    013068200
                                 (CUSIP Number)

Marshall E. Eisenberg (312) 269-8020          Bernice E. Lavin
NEAL, GERBER & EISENBERG                      2525 Armitage Avenue
Two North LaSalle Street, Suite 2200          Melrose Park, Illinois  60160
Chicago, Illinois  60602                      (708) 450-3101
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 23, 1997
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 8 Pages

----------------------                                    ---------------------
CUSIP NO. 013068200                  13D                     Page 2 of 8 Pages
----------------------                                    ---------------------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Bernice E. Lavin
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a)

                                                             (b)         X


--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable.
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S. citizen

--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
     NUMBER
                                                  2,882,108**
    OF SHARES
                               -------------------------------------------------
 BENEFICIALLY                       8      SHARED VOTING POWER

    OWNED BY                                        501,644**
                               -------------------------------------------------
      EACH                          9      SOLE DISPOSITIVE POWER

   REPORTING                                      2,882,108**
                               -------------------------------------------------
     PERSON                        10      SHARED DISPOSITIVE POWER

      WITH                                          501,644**

--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,383,752**
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *
                                                                            X
              Excluded are 2,781,378 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for his benefit.  Lavin disclaims beneficial ownership of such shares.
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                       24.13%**
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   ** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into Class A shares.

----------------------                                    ---------------------
CUSIP NO. 013068200                  13D                     Page 3 of 8 Pages
----------------------                                    ---------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BEL January 1995 Grantor Annuity Trust
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                             (a)
                                                             (b)    x

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois Trust

--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
     NUMBER
                                             -0-
    OF SHARES
                               -------------------------------------------------
 BENEFICIALLY                       8      SHARED VOTING POWER

    OWNED BY                                  -0-
                               -------------------------------------------------
      EACH                          9      SOLE DISPOSITIVE POWER

   REPORTING                                  -0-
                               -------------------------------------------------
     PERSON                        10      SHARED DISPOSITIVE POWER

      WITH                                    -0-

--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            -0-

--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *

                    Not applicable.

--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                          0%

--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                         00

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ---------------------
CUSIP NO. 013068200                  13D                     Page 4 of 8 Pages
----------------------                                    ---------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BEL February 1996 Grantor Annuity Trust
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                              (a)
                                                              (b)   x


--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois Trust

--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
     NUMBER
                                                    477,474**
    OF SHARES
                               -------------------------------------------------
 BENEFICIALLY                       8      SHARED VOTING POWER

    OWNED BY                                        -0-
                               -------------------------------------------------
      EACH                          9      SOLE DISPOSITIVE POWER

   REPORTING                                        477,474**
                               -------------------------------------------------
     PERSON                        10      SHARED DISPOSITIVE POWER

      WITH                                          -0-

-------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         477,474**

--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *

                    Not applicable.

--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                       4.1%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       00
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.

----------------------                                    ---------------------
CUSIP NO. 013068200                  13D                     Page 5 of 8 Pages
----------------------                                    ---------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Bernice E. Lavin Trust u/a/d 12/18/87
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a)
                                                                (b)  x
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois Trust

--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
     NUMBER
                                                 1,860,530**
    OF SHARES
                               -------------------------------------------------
 BENEFICIALLY                   8      SHARED VOTING POWER

    OWNED BY                                        -0-
                               -------------------------------------------------
      EACH                       9      SOLE DISPOSITIVE POWER

   REPORTING                                      1,860,530**
                               -------------------------------------------------
     PERSON                        10      SHARED DISPOSITIVE POWER

      WITH                                          -0-

--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,860,530**
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *

                    Not applicable.
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                       14.27%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       00
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.

CUSIP No. 013068200         SCHEDULE 13D                           Page 6 of 8
--------------------------------------------------------------------------------



Item 1.           Security and Issuer.

         Title of Class of Securities:   Class A common stock, $.22 par value
                                         per share ("Class A shares")


         Name and Address of Issuer:     Alberto-Culver Company (the "Company")
                                         2525 Armitage Avenue
                                         Melrose Park, IL  60160


Item 2.           Identity and Background.

         (a)  Name of Person Filing:     (1) Bernice E. Lavin ("Lavin")
                                         (2) Bernice E. Lavin Trust,
                                             u/a/d  12/18/87 ("December Trust")
                                         (3) BEL February 1996 Grantor Annuity
                                             Trust ("February Trust")
                                         (4) BEL January 1995 Grantor Annuity
                                             Trust ("January Trust")

         (b)  Address: 1), 2), 3) and 4) c/o Bernice E. Lavin
                                         2525 Armitage Avenue
                                         Melrose Park, IL  60160

         (c)  Principal Business:        (1) Lavin, an individual,is a Director,
                                             Vice Chairman, Secretary and
                                             Treasurer of the Company
                                         (2) Trust Administration
                                         (3) Trust Administration
                                         (4) Trust Administration

         (d)  Prior Criminal Convictions:    None

         (e)  Prior Civil Proceedings With
              Respect to Federal or State
              Securities Laws:               None

         (f)  Place of Organization:     (1) U.S. Citizen
                                         (2) Illinois trust
                                         (3) Illinois trust
                                         (4) Illinois trust

Item 3.           Source and Amount of Funds or Other Consideration.

         On January 23, 1997, Lavin, as co-trustee of the January Trust, transferred (i) 109,030, 109,030 and 109,030 Class B shares to Carol L. Bernick ("Mrs. Bernick"), as trustee or co-trustee of the trusts for the benefit of Lavin's adult children, including Mrs. Bernick and (ii) 3,371 Class B shares to herself as beneficiary. In addition, on January 23, 1997, Lavin as co-trustee of the February Trust, transferred 1,322,526 Class B shares to herself as beneficiary. Lastly, on January 23, 1997, Lavin individually transferred 1,325,897 Class B shares to herself as trustee of the December Trust.

Item 4.           Purpose of Transaction.

         Transfers of securities were for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

CUSIP No. 013068200               SCHEDULE 13D                     Page 7 of 8
--------------------------------------------------------------------------------

Item 5.           Interest in Securities of the Issuer.

    (a)(i)Amount of  Class A Shares  Beneficially  Owned  3,383,752  shares total: 1,860,530 Class B shares held as trustee of the December Trust; 477,474 Class B shares held as co-trustee of the February Trust; 217,240 Class A shares and 326,864 Class B shares held as trustee of various trusts for the benefit of her children and grandchildren; 50,100 Class A shares and 150,300 Class B shares held as co-trustee of a trust for the benefit of Mrs. Bernick; and 271,244 Class A shares and 30,000 Class B shares held by Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director).

    (ii)     Percentage  of  Class A  shares  Beneficially  Owned*:  24.13%
                  total: 14.27% as trustee of the December Trust; 4.1% as co-trustee of the February Trust; 4.73% as trustee of trusts for the benefit of Lavin's adult children and grandchildren; 1.77% as co-trustee of a trust for the benefit of Mrs. Bernick; and 2.69% by Lavin Family Foundation (based on 11,178,807 Class A shares outstanding as of January 23, 1997).

    *        Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act
                  of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Lavin have been converted into Class A shares.

    (b)      Number of Shares as to Which Such Person Has:

                                                 January  December   February
                                        Lavin     Trust     Trust      Trust

       (i)   Sole power to vote:      2,882,108(1) -0-   1,860,530(1)   477,474
       (ii)  Shared power to vote:      501,644(2) -0-          -0-       -0-
       (iii) Sole power to dispose:   2,882,108(1) -0-   1,860,530(1)   477,474
       (iv)  Shared power to dispose:   501,644(2) -0-          -0-       -0-

                  (1) The above shares shown as owned by the December Trust and the February Trust are reflected as sole power of Lavin and the trust because Lavin has sole voting and investment power with respect to the shares held by the trust. 1,860,530 Class B shares held as trustee of the December Trust; 477,474 Class B shares held as co-trustee of the February Trust; 217,240 Class A shares and 326,864 Class B shares held as sole trustee of trusts for the benefit of Lavin's children and grandchildren. Lavin does not hold any shares of Class A Common Stock individually.

                  (2) 271,244 Class A shares and 30,000 Class B shares held by Lavin Family Foundation; and 50,100 Class A shares and 150,300 Class B shares held as co-trustee of a trust for the benefit of Mrs. Bernick.

         Lavin shares the power to vote and dispose of the 271,244 Class A shares and 30,000 Class B shares held by Lavin Family Foundation with her husband, Leonard H. Lavin, and one of her adult children, Carol L. Bernick. Lavin is co-trustee of a trust for the benefit of Mrs. Bernick which holds 50,100 Class A shares and 150,300 Class B shares. The following information is presented with respect to Leonard H. Lavin and Carol L. Bernick, respectively.

         (i)   Name of Person:     Leonard H. Lavin
                                   Carol L. Bernick

         (ii)  Address:            2525 Armitage Avenue
                                   Melrose Park, Illinois  60160

         (iii) Principal Business: Leonard H. Lavin, an individual,is a Director and the Chairman of the Company.  Carol L.
                                   Bernick, an individual, is a Director and Executive Vice President of the Company and President of Alberto-Culver USA, Inc., a subsidiary of the Company.

         (iv)  Prior Criminal Convictions:    None.

CUSIP No. 013068200           SCHEDULE 13D                          Page 8 of 8
--------------------------------------------------------------------------------

                  (v)      Prior Civil
                           Proceedings With
                           Respect to Federal
                           or State Securities
                           Laws:                              None.

                  (vi)     Place of Organization:             U.S. Citizen.

                  An additional 2,781,378 Class B shares (which are not included above) are held by Lavin's husband as trustee or co-trustee of trusts for his benefit. Lavin disclaims beneficial ownership of such shares.

         (c)      None, except as described in Item 3 above.

         (d)      None.

         (e) On January 23, 1997, the February Trust and January Trust ceased to hold greater than 5% of a class of securities. The January Trust currently holds no equity securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.


Item 7.           Material to be Filed as Exhibits.

                  None.




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 5, 1997





Signature:        /s/ Bernice E. Lavin

Name/Title:       Bernice E. Lavin, individually;
                  as co-trustee of the BEL February
                  1996 Grantor Annuity Trust; as
                  trustee of the Bernice E. Lavin Trust
                  u/a/d 12/18/87; as co-trustee of the
                  BEL January 1995 Grantor Annuity
                  Trust; as co-trustee
                  of another trust; and as sole
                  trustee of trusts for the benefit of
                  her children and grandchildren